UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of October 2017

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S Better Online Solutions Ltd. Adopts an Exemption from the Requirement to Appoint External Directors

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market and has no controlling shareholder, may elect to be exempt from the requirements under the Israeli Companies Law, to appoint external directors or regarding the composition of the audit and compensation committees. The exemption is available, provided the company satisfies the requirements applicable to domestic US issuers in these matters.

On October 16, 2017 our Board of Directors established that we comply with the requirements applicable to US issuers listed on Nasdaq in connection with a majority of independent directors on the Board of Directors and with the composition of each of the audit committee and compensation committee, and determined to adopt the exemption. Consequently, Mr. David Golan and Ms. Orit Nir Schwartz are no longer classified as external directors under the Israeli Companies Law. They shall continue to serve on the Board until the expiration of their original term of office (January 8, 2018) or until such later date, if reelected to the Board at the Company’s upcoming shareholders meeting.

This Form 6-K is hereby incorporated by reference into all of the Company’s effective registration statements, filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: October 18, 2017

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